CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2009		2008		2007		2006		2005
Earnings from continuing operations	$106,308		$102,141		$151,789		$74,670		$182,978
Equity income (loss) and dividends from investees	19,023		10,648		(84,327)		6,201		(77,765)
Income tax expense	9,579		18,457		70,772		42,049		115,951
Earnings from continuing operations before income taxes	$134,910		$131,246		$138,234		$122,920		$221,164
Fixed charges:
Interest, long-term debt	$65,636		$53,969		$39,903		$40,138		$35,780
Interest, other (including interest on short-term debt)	9,695		15,831		9,236		5,111		3,260
Amortization of debt expense, premium, net	1,897		2,242		1,972		1,867		2,399
Portion of rentals representative of an interest factor	536		523		558		506		284
Interest of capitalized lease	1,545		-		-		-		-
Total fixed charges	$79,309		$72,565		$51,669		$47,622		$41,723
Earnings from continuing operations before income taxes	$134,910		$131,246		$138,234		$122,920		$221,164
Plus: total fixed charges from above	79,309		72,565		51,669		47,622		41,723
Plus: amortization of capitalized interest	407		407		407		407		407
Earnings from continuing operations before income taxes and fixed charges	$214,626		$204,218		$190,310		$170,949		$263,294
Ratio of earnings to fixed charges	2.71	X	2.81	X	3.68	X	3.59	X	6.31	X
Total fixed charges from above	$79,309		$72,565		$51,669		$47,622		$41,723
Preferred stock dividends	50		55		480		1,772		1,922
Total fixed charges and preferred stock dividends	$79,359		$72,620		$52,149		$49,394		$43,645
Ratio of earnings to combined fixed charges
and preferred stock dividends	2.70	X	2.81	X	3.65	X	3.46	X	6.03	X